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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER
                   PURSUANT TO SECTION 13A-16 OR 15D-16 OF THE
                         SECURITIES EXCHANGE ACT OF 1934

                                 July 25, 2007

                         Commission File Number: 1-14636


                            ABITIBI-CONSOLIDATED INC.
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             (Exact name of registrant as specified in its charter)


        1155 METCALFE STREET, SUITE 800, MONTREAL, QUEBEC, CANADA H3B 5H2
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                    (Address of principal executive offices)


        Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                  Form 20-F   [_]             Form 40-F     [X]

        Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1). [X]

        Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [_]

        Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                  Yes         [_]             No            [X]

        If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-______

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In connection with its Second Quarter Report to Shareholders  and  Consolidated
Financial Statements furnished on this Form 6-K, Abitibi-Consolidated Inc. is voluntarily filing certifications by its Chief Executive Officer and Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002 and voluntarily furnishing certification by its Chief Executive Officer and Chief Financial Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.


Exhibits

Number       Description
------       -----------

31.1 Certification by the Chief Executive Officer of Quarterly Report pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

31.2 Certification by the Chief Financial Officer of Quarterly Report pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

32.1 Certification by the Chief Executive Officer of Quarterly Report pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

32.2 Certification by the Chief Financial Officer of Quarterly Report pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

99.1         Second Quarter Report to Shareholders

99.2         Consolidated Financial Statements

99.3 Press Release entitled "Abitibi-Consolidated Reports Q2 Results" dated July 24, 2007.




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                                   SIGNATURE

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                             ABITIBI-CONSOLIDATED INC.
                                             (Registrant)


Date:    July 25, 2007                       By: /s/ Jacques P. Vachon
                                                 ------------------------
                                                 Jacques P. Vachon
                                                 Senior Vice-President,
                                                 Corporate Affairs & Secretary